101 Constitution Avenue, NW
Washington, DC 20080
www.wglholdings.com

Vincent L. Ammann, Jr.
Senior Vice President and
Chief Financial Officer
(202) 624-6737
(202) 842-2880 FAX
vammann@washgas.com

May 19, 2015

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

RE: WGL Holdings, Inc.
Form 10-K for Fiscal Year Ended September 30, 2014 filed November 21, 2014
Response Dated April 20, 2015
File No. 1-16163

Dear Mr. Thompson,

In response to your comment letter dated April 22, 2015, we are providing the following response. Except where the content clearly indicates otherwise, any reference to “WGL,” “we,” “us” or “our” is to the holding company or the consolidated entity of WGL Holdings, Inc. and all of its subsidiaries, including Washington Gas Light Company (Washington Gas), which is a distinct registrant that is wholly-owned by WGL.

In responding to the comment contained in the April 22nd letter, we acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

3.	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our response to your April 22nd comment letter is set forth below, with your comment presented in bold italics and quotation marks.

Form 10-K for the Fiscal Year Ended September 30, 2014
SEC Comment # 1

“We reviewed your response to comment 1. You state that the 65% limitation on the ratio of consolidated financial indebtedness to consolidated total capitalization imposed by the credit agreement and private placement notes’ covenants do not restrict the ability of Washington Gas Light Company (“Washington Gas”) to transfer funds to WGL Holdings, Inc. (“WGL”) in the form of loans, advances or dividends. Please tell us whether Washington Gas would be in default of its credit agreement if it paid an amount of dividends to WGL resulting in the ratio of consolidated financial indebtedness to consolidated total capitalization to exceed 65%. If so, explain why the 65% limitation does not result in a portion of Washington Gas’ net assets being considered restricted pursuant to Rule 4-08(e)(3) of Regulation S-X.”

Response to Comment # 1

The payment of a dividend by Washington Gas to WGL would result in a default under Washington Gas' credit agreement and private placement debt only if it issued and funded the dividend in such a way that would result in the consolidated financial indebtedness to consolidated total capitalization (the “Leverage Ratio”) exceeding 65%. It is extremely unlikely that Washington Gas would declare a dividend that would result in its Leverage Ratio exceeding 65%. At September 30, 2014, the Leverage Ratio was 42%, well below the 65% threshold in the covenant. Historically, dividend payments have not had a substantial impact on the consolidated total capitalization of Washington Gas. Washington Gas has paid dividends for 164 consecutive years and has increased dividends for 39 consecutive years. As a utility, Washington Gas has very consistent earnings, and historically it has issued dividends almost exclusively out of current earnings.

It is also important to note that, at September 30, 2014, Washington Gas had no amounts outstanding under its credit agreement. Washington Gas' credit agreement is used as a liquidity facility to support commercial paper financing. Loans under this credit agreement are extremely infrequent, and when Washington Gas has drawn on the facility, the terms have been short-term in duration (in the last five years Washington Gas has drawn on the facility only once, and repaid the amount the following day).

Thus, only $50 million aggregate principal amount of private placement notes, or 7.2% of Washington Gas' long-term debt, was subject to this covenant at September 30, 2014 (note that Washington did issue an additional $50 million aggregate principal amount of private placement notes during the quarter ended December 31, 2014). At September 30, 2014, Washington Gas had outstanding $641.0 million of Medium-Term Notes (MTNs), which are not subject to the covenant (and which do not contain cross-default provisions), and had the capacity under its shelf registration statement and the distribution agreement relating to the MTNs to issue up to $275.0 million of additional MTNs.

Rule 4-08(e)(3) requires registrants that conduct significant operations through subsidiaries to inform investors about restrictions arising from covenants or other sources (“Potential Restrictions”) that would prohibit the transfer of assets by the subsidiary to the registrant. Where, however, there are means available to the subsidiary, without the consent of a third party, to transfer assets to the registrant notwithstanding the Potential Restriction, the Potential Restriction should not be deemed a restriction on the subsidiary’s net assets. This intent is clearly illustrated by the direction in the rule that “[w]here restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used” (emphasis added). Washington Gas could fund a dividend in such way as to be neutral to the Leverage Ratio or to ensure that the Leverage Ratio did not exceed 65%. Specifically, Washington Gas could, in connection with the declaration and payment of the dividend, issue equity to fund all or a portion of the dividend in order to limit or eliminate any increase in the Leverage Ratio.

Alternatively, Washington Gas may decide to redeem its private placement notes as a part of a plan to declare a dividend, in which case the covenant under the private placement notes would no longer apply. It could readily redeem the private placement notes by issuing new equity, issuing additional MTNs, issuing commercial paper or through operating cash flows. Likewise, in the rare case that there were any loans outstanding under the credit agreement, Washington Gas could repay these loans. Nevertheless, whether or not any loans were outstanding under the credit agreement, if we were to breach this covenant, the lenders would be allowed to terminate their commitments under the credit agreement. While such a termination could result in our commercial paper debt ratings being downgraded, there would be no explicit restriction on our ability to continue issuing commercial paper or paying dividends.

In the highly unlikely scenario that Washington Gas were to declare a dividend that would result in a breach of the covenant under the private placement notes and the credit agreement, this breach could be remedied with no adverse consequences to Washington Gas. The private placement notes would not become due and payable unless and until holders representing a majority of the principal amount of the private placement notes outstanding took an affirmative step to accelerate the indebtedness, and the lenders under the credit agreement could not terminate their commitments unless and until lenders representing a majority of the aggregate commitments took an affirmative step to terminate the commitments. Notably, this option would only remain available to note holders and lenders while the default is continuing - once any default is remedied, the note holders lose their ability to accelerate the indebtedness and the lenders lose their right to terminate their commitments. Remedies would include reducing the Leverage Ratio by increasing its equity-- either by issuing new equity securities or by adding to equity through earnings.

In summary, we respectfully submit that it would be confusing to disclose an amount relating to these covenants purporting to represent restricted net assets under Rule 4-08(e)(3) when (i) Washington Gas has the ability to issue dividends to WGL in a manner that would not result in breaching the covenant, (ii) Washington Gas could redeem the outstanding private placement debt in connection with the issuance of the dividend, if necessary, which would eliminate the covenant under the private placement notes, (iii) Washington Gas’ credit agreement rarely has outstanding balances and a default would not preclude Washington Gas from paying dividends and (iv) there are ways Washington Gas could remedy a default with no adverse consequences to Washington Gas.

We thank the SEC staff for its interest in the financial reporting of WGL Holdings, Inc. We hope that we have been responsive to your comments and questions. We would be pleased to answer any further questions or discuss these matters with you by phone should you wish to call us.

Respectfully submitted,

/s/ Vincent L. Ammann, Jr.
Vincent L. Ammann, Jr.
Senior Vice President and Chief Financial Officer
WGL Holdings, Inc. and Washington Gas Light Company

cc: David M. Lynn, Morrison & Foerster LLP

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